

Azure Printed Homes
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We're going live in just a few hours.

If you've been watching Azure Printed Homes — or considering investing — this is your opportunity to connect directly with our leadership team.

We'll discuss:
· Why traditional construction is broken
· How 3D printing changes the economics of housing
· What we've built so far
· What this raise enables next

And most importantly — we'll answer your questions live.

This is your final call to register. We look forward to seeing you there: https://lnkd.in/eY_abKfX

MicroVentures / StartEngine / Netcapital / Wefunder Gene Eidelman, Ross Maguire, Jack Tiebout, Cheryl Snapp Conner

🔷 azure printed homes

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JOIN OUR LIVE INVESTOR WEBINAR TODAY